Opes Exploration Inc.
8731 Cambie Road
Richmond British Columbia
Canada, V6X 1K2

Tel: (778) 552-4267
Fax: (866) 838-3169

June 5, 2006

VIA EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
Washington, DC 20549
USA

Re: Private Correspondence – Geologic Report

Please find the enclosed geologic report for our Registration Statement on Form SB-2 for File No. 333-133823. We have attached a scanned PDF file as an unofficial PDF copy of this private correspondence letter in order to send it to you electronically. The geologic report is being supplied to support comment 2 of the staff's comment letter of June 1, 2006. Two paper copies of the report will also be enclosed with the paper copy of the amended SB-2 filing which should arrive on or about June 7, 2006.

Yours truly,

Opes Exploration Inc.

Per:

/s/ Gordon Racette

Gordon Racette
Director, President, Principal Financial Officer and Principal Accounting Officer